Global Markets & Investment Banking

One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

September 22, 2009

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Enhanced Municipal Value Fund (the “Fund”)
Form N-2 Registration Statement No. 333-160963
Investment Company Act File No. 811-22323

Dear Mr. Grzeskiewicz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on September 1, 2009 and the Preliminary Prospectus dated September 1, 2009, began on September 1, 2009 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on September 24, 2009, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 60,170 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m., Eastern Time, on September 24, 2009 or as soon as possible thereafter.

Very truly yours,

BOFA MERRILL LYNCH MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,

On behalf of the several Underwriters

By:	BOFA MERRILL LYNCH
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,

By:	/s/ Palma Mazzolla
Palma Mazzolla
Vice President